1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
February 20, 2024	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Silicon Valley
	Hong Kong	Singapore
	Houston	Tel Aviv
	London	Tokyo
	Los Angeles	Washington, D.C.
Madrid

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:  Madeleine Joy Mateo

 Christian Windsor

 Shannon Davis

 Lory Empie

Re:	Marex Group plc

Draft Registration Statement on Form F-1

Confidentially submitted on January 18, 2024

CIK No. 0001997464

Ladies and Gentlemen:

On behalf of Marex Group plc (the “Company”), we are hereby confidentially submitting a third Draft Registration Statement on Form F-1 (“Submission No. 3”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis with the Securities and Exchange Commission (the “Commission”) on December 6, 2023 (“Submission No. 1”), as amended on January 18, 2024 (“Submission No. 2”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 received on February 5, 2024 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Growth from Expansion of Client Footprint, page 13

1.

We note your response to prior comment 4 and your revised disclosures on pages 15 and 127. Please describe how you defined “larger clients” so that investors can better understand the positioning of the clients you present in your case studies.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 15 and 127 of Submission No. 3.

February 20, 2024

Our amended and restated articles of association will contain exclusive jurisdiction provisions, page 70

2.

We note your discussion in the second paragraph of this risk factor that discusses the fact that there have been challenges to the enforceability of the exclusive forum provisions. Revise this risk factor to note that investors cannot waive compliance with the federal securities laws, and that Section 22 of the Securities Act of 1933 permits investors to bring actions to enforce a duty or right under the Act in any state or federal court of competent jurisdiction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 70 of Submission No. 3.

Quantitative and Qualitative Disclosures of Market Risks, page 108

3.

We note your response to prior comment 21, as well as your disclosure in the risk factors about the potential risk if your risk tolerance were to increase, or your risk management policies or processes were not able to adequately identify and address risks. Revise this section, or another appropriate section, to better discuss your evaluation of risk exposure and how management and the board address changes in risk tolerance or risk exposure that exceeds the existing standards.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 108 of Submission No. 3.

Interest Rate Risk, page 111

4.

We note your response to prior comment 22. Please revise your disclosure to further discuss the time period covered by your analysis of short term interest rate changes and any assumptions underlying your 100bp sensitivity analysis.

Response: The Company respectfully acknowledges the Staff’s comment and notes that it has revised pages 111 and 112 of Submission No. 3. Since submitting Submission No. 1, the Company has prepared an analysis that allows it to meaningfully comment on the impact of interest rate changes on its business. Accordingly, the Company has amended the disclosure in Submission No. 3 to provide investors with additional detail regarding its exposure to changes in interest rates.

Management, page 166

5.

We note your response to prior comment 8, your discussion in several risk factors, as well as your discussion of data privacy obligations on page 161. To the extent cybersecurity and digital privacy risks are material to your business, please disclose how these risks fit into your risk management structure, including the nature of the board, or a specific committee’s role in overseeing your management of these risks.

Response: The Company advises the Staff that it views both cybersecurity and digital privacy risk as inherent risks to its business, notwithstanding the maturity of the controls and governance processes that it has put in place to monitor and mitigate such risks. The Company considers cybersecurity risk to be material to the Company’s business; however, it does not believe its exposure to digital privacy risk to be material on the basis that it holds a limited amount of personal data and has implemented a privacy framework and related infrastructure.

February 20, 2024

Responsibility for the oversight of cybersecurity and digital privacy risks to the Company is delegated to two of the committees established by the Company’s board of directors:

•

Risk Committee: The Risk Committee is responsible for overseeing and advising the board on the Company’s current risk exposures and future risk strategies (including the establishment of prescriptive rules and procedures in relation to risk and the embedding and maintenance of a supportive culture in relation to the management of such risk); and

•

Audit & Compliance Committee: The Audit & Compliance Committee is responsible for ensuring the effectiveness of, inter alia, the Company’s controls, internal and external audit functions and its regulatory compliance.

To ensure the effective management of risk, including cybersecurity and digital privacy risks on a day-to-day basis, the Risk Committee has established Risk Appetite Metrics (“Risk Metrics”) and Key Risk Indicators (“KRIs”) that enable effective monitoring of risk, including cybersecurity and privacy risks. These KRIs are overseen by the Company’s risk governance team and reported to senior stakeholders within the Company’s management team on a monthly basis and to the Risk Committee on a quarterly basis. Any breaches of a KRI, or other significant risk exposure as may be determined by the risk governance team, are escalated to the Risk Committee on an ad-hoc basis, who, in turn, will determine appropriate action(s) needed to reduce or mitigate such breach or exposure. Risk Metrics are reviewed on no less than an annual basis and presented to the Risk Committee for approval.

Cybersecurity and digital privacy risks are both considered to be “operational risks” to the Company and are therefore considered within the Company’s Operational Risk taxonomy, which helps to ensure that the Company’s management, monitoring and oversight of both risks are aligned with its firm-wide Operational Risk Management Framework. The Company has revised page 147 of Submission No. 3 to include specific references to cybersecurity and digital privacy risks.

In addition, cybersecurity risks are discussed on an annual basis by the Company’s board of directors, at which the Company’s Head of Information Security advises on the status of cybersecurity risks to the Company and any significant threats (both during the previous year and on a forward-looking basis). Digital privacy risk is also a standing agenda item for the Audit & Compliance Committee, and an overview of the assessed risks in connection with the same is presented at each quarterly meeting.

6.

Revise this section to provide a more complete response to the information required by Item 6 of Form 20-F. For instance, we note that you provide language that states “the following is a brief summary of the business experience...” as your response to Item 6(A)(1). While we understand that your management and board may change as a result of the reorganization, please include the relevant disclosure for individuals that have been named.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 166 to 167 of Submission No. 3 to include the information required by Item 6 of Form 20-F. The Company further advises the Staff that it will add additional information regarding the Company’s board of directors in a subsequent amendment to Submission No. 3.

February 20, 2024

Executive Officer and Director Compensation, page 169

7.

Revise your disclosure to identify each key element of executive compensation separately. Also, please provide disclosure on an individual basis or provide us with a specific analysis of UK requirements that permit you to present employee and director compensation on an aggregate basis.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 171 of Submission No. 3.

The Company respectfully acknowledges that the Staff has stated: “Under Item 6.B.1 of Form 20-F, a foreign private issuer must disclose the compensation of directors and management on an aggregate basis and, additionally, on an individual basis, unless individual disclosure is not required in the issuer’s home country and is not otherwise publicly disclosed by the foreign private issuer.” SEC Release No. 33-8732A (Aug 29, 2006). The Company confirms that such individualized disclosure is not currently required.

The Company advises the Staff that it is subject to the UK Companies Act 2006, under which it is required to file an annual report and, as an “unquoted company” (as defined in the UK Companies Act 2006), to disclose the information specified under Schedule 5 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008/410, which requires the disclosure of the remuneration paid to the Company’s directors on an aggregated basis (but not, for the avoidance of doubt, disclosure in respect of the Company’s executive officers). This aggregate disclosure covers: remuneration paid, amounts received under long-term incentive plans, contributions to pensions and other retirement benefits, excess retirement benefits, compensation for loss of office and consideration paid to third parties for directors’ services. Additionally, if such aggregate amount totals £200,000 or more, the Company must demonstrate how much of that total aggregate amount is attributable to the highest paid director.

Following its shares being admitted to trading on the Nasdaq Global Select Market, the Company would become a “quoted company” (as defined in the UK Companies Act 2006) and would be required in its annual report to disclose the information specified under Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008/410, which requires the disclosure of the remuneration paid to the Company’s directors on an individual basis (but not, for the avoidance of doubt, disclosure in respect of the Company’s executive officers). As such, to the extent such individual disclosure is required in the future, the Company advises the Staff that it will comply with such requirements accordingly.

8.

Please tell us whether the two named executive officers represent your primary “risk takers” as the term is used in the 2022 Deferred Bonus Plan discussed on page 175. Revise your disclosure related to your risk management activities to discuss the oversight of your primary “risk takers.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 144 of Submission No. 3.

The Company advises the Staff that, under the UK Financial Conduct Authority’s Investment Firms Prudential Regime (“IFPR”), UK regulated firms such as the Company are required to identify any individuals within their business “whose professional activities have a material impact on the risk profile” on the firm and its activities (“Material Risk Takers” or “MRTs”).

February 20, 2024

The IFPR specifies qualitative criteria against which individuals should be assessed to determine whether they are an MRT including, by way of example, (i) holding a management position within the firm; (ii) having responsibility for managing, monitoring or mitigating material risks; and (iii) having authority or voting power for the introduction of new products. The primary purpose of the IFPR is to implement specific rules in relation to MRTs that ensure the promotion of effective risk management through the method and form of their remuneration. One such rule is the requirement that 40% or more of an MRTs variable remuneration must be deferred over a period of at least three to five years, with vesting no more quickly than on a pro rata basis. It is in connection with this rule that the Company’s 2022 Deferred Bonus Plan was established, as further detailed beginning on page 176 of Submission No. 3.

During 2023, there were 43 employees identified as MRTs by the Company. The two named executive officers, the Company’s Chief Executive Officer and Chief Financial Officer, were identified as MRTs because they met various of the qualitative criteria, including membership of the senior management team, although they are not the primary risk takers in the Company.

The Company has adopted a Material Risk Taker Identification Framework (the “Framework”), which defines the policy and processes under which it identifies MRTs. The Framework is subject to annual review by the Company’s Chief Risk Officer, in partnership with its Group Heads of HR and Compliance, to ensure that any regulatory or internal changes impacting the Framework are implemented. The updated Framework (and identification process) is then subject to review and approval by the Company’s Remuneration Committee and verified as part of the Remuneration Committee’s annual review of the Company’s remuneration policy. The draft list of MRTs identified pursuant to the Framework is discussed between the Chief Risk Officer and Group Heads of HR and Compliance on an annual basis before being reviewed by the Chief Executive Officer and Chief Financial Officer and finally approved by the Remuneration Committee.

MRTs are subject to the same oversight implemented by the Company in respect of all front-office employees. A quarterly conduct assessment is carried out by the Company’s Risk, Compliance and HR departments (as the first and second lines of defense) in respect of each individual, and any reportable events are considered by the stakeholders identified in the previous paragraph in their overall review and approval of the final list of MRTs.

Articles of Association, page 183

9.	We note your response to prior comment 25. Please revise this section to describe the exclusive forum provision in your Amended and Restated Articles of Association.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 191 and 192 of Submission No. 3.

19 Inventory, page F-60

10.

We note your responses to our prior comments 10 and 17, which indicate that your cryptocurrency specific activities are not material to your operations or financial results. Please revise your disclosure to state this fact here. Additionally, consistent with your response, please revise your MD&A or Market Risk disclosures, where appropriate, to state that you monitor your overall net exposure to cryptocurrencies and that if the price of Bitcoin (or other significant digital asset holdings) were to rise or fall for the periods presented, the results would be immaterial to your operational and financial results.

February 20, 2024

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 146 of Submission No. 3 to state that it monitors its overall net exposure to cryptocurrencies and that any change to the price of significant digital asset holdings during the periods presented would be immaterial to its operational and financial results.

The Company will also revise the disclosure on page F-60 in its consolidated financial statements as at December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023 (the “2023 Consolidated Financial Statements”) in a subsequent amendment to Submission No. 3 as follows:

“The Group economically hedges its exposure to cryptocurrencies. As of 31 December 2023, the Group held financial instruments with a fair value of ($91.6m) to hedge its physical holdings of cryptocurrency balance of $120.9m (2022: ($4.6m) and $1.5m, respectively), and hence, its net exposure to market risk has not been material to our operations for the periods presented. As of 31 December 2023, the Group’s overall net market risk exposure to cryptocurrencies was $1.8m (2022: $0.4m; 2021: $0.4m).”

22 Derivative Instruments, page F-63

11.

Please refer to prior comment 12. Noting that you offer bespoke off-exchange hedging solutions in the form of customized OTC derivatives hedging, please quantify your exposure to customized OTC derivatives for each of the periods presented within your financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its market risk exposure to customized OTC derivatives within its hedging solutions offering for the years ended December 31, 2023, 2022 and 2021 was $106,000, $2,037,000 and $(921,000), respectively, as demonstrated by the tables below that have been included in this letter as supplemental information for the Staff.

The Company hedges its exposure to its customized OTC derivatives offering in order to manage its overall net market exposure and maintain that exposure at what it considers to be an acceptably low level, in accordance with its market risk framework.

February 20, 2024

Customized OTC Derivatives Market Risk Exposure

Numbers in USD ‘000		YE 2023		YE 2022		YE 2021
		Delta[1]	Vega[2]	Delta	Vega	Delta	Vega
Equity	Gross Customized OTC derivatives exposure	(81,495)	2,857	(162,722)	1,128	16,338	1,138
	Net exposure (including hedges)	2,037	728	2,206	397	(978)	488
Commodity	Gross Customized OTC derivatives exposure	(191,480)	1,345	(184,207)	988	62,055	627
	Net exposure (including hedges)	(1,931)	67	(169)	11	57	14
Total	Gross Customized OTC derivatives exposure	(272,975)	4,201	(346,929)	2,116	78,394	1,765
	Net exposure (including hedges)	106	795	2,037	408	(921)	501

[1]	Delta measures the impact of change in prices of the underlying asset referenced in the instrument.
[2]	Vega measures the impact of change in implied volatility in the prices of the underlying asset referenced in the instrument.

By way of example, if the price of OTC commodities were to increase by 10%, the Company would incur a loss of $193,100 (being a 10% delta of $1,931,000 for the year ended December 31, 2023; see line “Commodity: Net exposure (including hedges)” in the above table), whereas if the price were to generally decrease by 10%, the Company would make a gain of $193,100. Similarly, if the volatility of commodities prices were to increase by 10%, the Company would make a gain of $6,700 (being a 10% vega of $67,000 for the year ended December 31, 2023; see line “Commodity: Net exposure (including hedges)” in the above table), whereas if the volatility were to generally decrease by 10%, the Company would incur a loss of $6,700. For context, however, in the year ended December 31, 2022, the revenue generated for the Company was $711.1 million. Any movement of $193,100 and/or $6,700 in either direction would therefore not have a material impact on the Company’s OTC derivatives business, representing a change of <0.1% overall.

The Company advises the Staff that it will revise the disclosure on page F-63 in its 2023 Consolidated Financial Statements to provide additional commentary around its monitoring and management of market risk in a subsequent amendment to Submission No. 3 and expects that the impact of any increase or decrease on its financial position and results in the year ended December 31, 2023 would be similarly immaterial.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

February 20, 2024

cc:	(via email)

Ian Lowitt, Marex Group plc

Rob Irvin, Marex Group plc

Ian Schuman, Latham & Watkins LLP

Jennifer Gascoyne, Latham & Watkins LLP